

INTEGRATED PAVING CONCEPTS INC.
102 – 17957 55th Avenue, Surrey, BC Canada V3S 6C4
Telephone: (604) 574-7510 • Fax: (604) 574-7520 • Internet: www.streetprint.com

JANICE JORGENSEN, EXECUTIVE ASSISTANT
Direct Telephone Extension: 256 • Email: janice.jorgensen@streetprint.com



May 3, 2005

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Judiciary Plaza
Washington DC 20549
USA

Dear Sirs;

Re: Integrated Paving Concepts Inc. (the "Company")
Filing Under Rule 12g3-2(b) of Securities Exchange Act of 1934
Your File No.: 82-3956

We enclose, for filing, a copy of the Company's News Release dated May 3, 2005.

Yours very truly,

Jorgensen

Janice Jorgensen
Executive Assistant

jj
Enclosure



StreetPrint INTEGRATED PAVING CONCEPTS INC.

NEWS RELEASE

2005 First Quarter Financial Results

Surrey, British Columbia, Canada, May 4, 2005 – Integrated Paving Concepts Inc. [TSX: IPA] releases today, unaudited summary financial results for the three months ending March 31, 2005.

Summary Financial Information (Unaudited)

		Three Months Ended March 31 2005	2004
Revenue	$	1,549	1,991
Gross Profit		831	1,014
Earnings before depreciation, interest and income taxes		(1,095)	(582)
Net earnings (loss)	$	(668)	(416)
Earnings (loss) per share – basic	$	(0.10)	(0.06)

The Company's loss before interest, depreciation and income taxes for the three months ended March 31, 2005 increased by $513,000 over the same 2004 period. Total revenues for the first quarter decreased by 22% over the first quarter of 2004. Sales in the first quarter of 2004 were unseasonably high (46% over 2003) due to earlier than normal stocking orders and delivery of coatings in advance of a March 1st price increase as well as higher than normal demand for equipment and tooling. Due to the seasonal nature of operations, the first quarter revenue historically comprises only 10 – 15% of annual revenue. 2005 results are in line with managements' expectations.

Revenue (in thousands)
For the three months ended March 31,

	North America			**Europe**			**Other International**		
	2005	**2004**	**% change**	**2005**	**2004**	**% change**	**2005**	**2004**	**% change**
Applied Products	575	752	(24%)	275	261	5%	210	292	(28%)
Equipment & Tooling	318	379	(16%)	96	117	(18%)	47	123	(62%)
Other	26	53	(51%)	2	8	(75%)	0	6	-
Total	919	1184	(22%)	373	386	(3%)	257	421	(39%)

"Through the efforts of our Engineering Services Centre and field sales employees we are actively involved with decorative paving projects which are planned or committed for installation, and are encouraged by the level of activity as we move into the construction season in our largest markets, " stated Clark Quintin, President and Chief Executive Officer.

At March 31, 2005, the Company's financial position remains strong with $3.4 million (March 31, 2004 - $2.6 million) in working capital and $1.0 million (March 31, 2004 - $1.3 million) in cash and cash equivalents

About Integrated Paving Concepts

Integrated Paving Concepts Inc., founded in 1992 and based in BC, Canada, provides innovative decorative paving processes and products. The Company has two basic product lines, StreetPrint Pavement Texturing™ (StreetPrint) and StreetPrint DuraTherm™ (DuraTherm), and all revenue is derived from the sales of Applied Products and Equipment & Tooling related to these product lines. The Company's products are marketed through its Licensed Applicator network throughout North America, and Master Licensees in countries throughout the world. The Company is committed to continued product and market development for decorative asphalt applications.

The shares of Integrated Paving Concepts Inc. trade under the symbol IPA on the Toronto Stock Exchange. Information regarding this news release, Integrated Paving Concepts Inc., or its products can be obtained by calling Janice Stasiuk, Chief Financial Officer & Corporate Secretary at (604) 574-7510 ext.227 or email: janice.stasiuk@streetprint.com. Full financial results and management discussion and analysis are available at www.sedar.ca and on the Company's website at www.streetprint.com.

Integrated Paving Concepts Inc.

Janice Stasiuk, Chief Financial Officer & Corporate Secretary